UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number: 1-11605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Disney Hourly Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Walt Disney Company

500 South Buena Vista Street, Burbank, California 91521

(818) 560-1000

The Walt Disney Company

Index to Exhibits

Exhibit Number	Description
99.1	Financial statements for the Disney Hourly Savings and Investment Plan for the fiscal year ended December 31, 2011

99.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Disney Hourly Savings and Investment Plan
(Name of Plan)

By:	/s/ James A. Rasulo
(James A. Rasulo, Chairman of the Investment and Administrative Committee, Senior Executive Vice President and Chief Financial Officer, The Walt Disney Company)

June 22, 2012

Burbank, California